November 15 , 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Suzanne Hayes, Assistant Director

Michael Seaman

Celia Soehner

Re: Regen Biopharma, Inc.

Registration Statement on Form S-1

File No. 333-191725

Filed on October 15, 2013

Dear Ms. Hayes, Mr. Seaman and Ms. Soehner:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated  November 8, 2013 (the “Comment Letter”) relating to the Registration Statement on Form S-1  of Regen Biopharma, Inc. (The "Company").

1.	The following paragraph has been added to that section of the Form S-1 immediately following the section entitled SUMMARY FINANCIAL AND OPERATING INFORMATION:

EXEMPTIONS UNDER JUMPSTART OUR BUSINESS STARTUPS ACT

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act.

An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

• we are permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

• we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

• we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

• we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years subsequent to the effective date of this registration statement or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

We hereby elect to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1).

In addition, the following Risk Factor has been added to that section of the S-1 labeled RISK FACTORS:

BECAUSE WE HAVE ELECTED TO DEFER COMPLIANCE WITH NEW OR REVISED ACCOUNTING STANDARDS PURSUANT TO SECTION 102(b)(1) OF THE JOBS ACT OUR FINANCIAL STATEMENT DISCLOSURE MAY NOT BE COMPARABLE TO SIMILAR COMPANIES.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of our election, our financial statements may not be comparable to companies that comply with public company effective dates.

In addition, the following disclosure has been added to that section of the S-1 labeled MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies

2. The following revisions have been made:

From Page 19 of the original S-1

The Company has begun development of HemaXellerate I I, a cellular therapy designed to heal damaged bone marrow. HemaXellerate I is a patient-specific composition of cells that have been demonstrated to repair damaged bone marrow and stimulate production of blood cells based on previous animal studies. The initial application of HemaXellerate I will be the treatment of severe aplastic anemia which is characterized by immune-mediated bone marrow hypoplasia and pancytopenia.

Adipose tissue is collected from the patient and processed in order to separate , extract and isolate Stromal Vascular Fraction (SVF), a mix of various cell types including mesenchymal stem cells and endothelial cells. The isolated SVF is then intravenously administered to the patient. The Company believes that the isolated SVF will generate growth factors with the ability to repair damaged hematopoietic stem cells. Hematopoietic stem cells are immature cells that can develop into all types of blood cells, including white blood cells, red blood cells, and platelets. Hematopoietic stem cells are found in the peripheral blood and the bone marrow.

Has been amended to read as:

The Company has begun development of HemaXellerate I , a cellular therapy designed to heal damaged bone marrow. HemaXellerate I is a patient-specific composition of cells that have been demonstrated to repair damaged bone marrow and stimulate production of blood cells based on previous animal studies. The initial application of HemaXellerate I will be the treatment of severe aplastic anemia which is characterized by immune-mediated bone marrow hypoplasia (underdevelopment or incomplete development of a tissue) and pancytopenia( reduction in the number of blood cells and platelets).

Adipose tissue is collected from the patient and processed in order to separate , extract and isolate Stromal Vascular Fraction (SVF), a mix of various cell types including mesenchymal stem cells and endothelial cells. The isolated SVF is then intravenously administered to the patient. The Company believes that the isolated SVF will generate growth factors with the ability to repair damaged hematopoietic stem cells. Hematopoietic stem cells are immature cells that can develop into all types of blood cells, including white blood cells, red blood cells, and platelets. Hematopoietic stem cells are found in the peripheral blood and the bone marrow.

3. The About Us Section of the prospectus has been amended to read as follows:

We were incorporated April 24, 2012 under the laws of the State of Nevada. We are a majority owned subsidiary of Bio Matrix Scientific Group, Inc, a Delaware corporation. We intend to engage primarily in the development of regenerative medical applications which we intend to license from other entities up to the point of successful completion of Phase I and or Phase II clinical trials after which we would either attempt to sell or license those developed applications or, alternatively, advance the application further to Phase III clinical trials. The primary factor to be considered by us in arriving at a decision to advance an application further to Phase III clinical trials would be a greater than anticipated indication of efficacy seen in Phase I trials.

The Company has begun development of HemaXellerate I, a cellular therapy designed to heal damaged bone marrow. HemaXellarate I utilizes a collection of cells harvested from the patient’s own adipose (fat) tissue to repair damaged bone marrow and stimulate production of blood cells . The initial application of HemaXellerate I will be the treatment of severe aplastic anemia, a rare and serious condition in which the bone marrow fails to make enough blood cells: red blood cells, white blood cells, and platelets.

In this application, adipose ( fat) tissue is collected from the patient and processed in order to separate , extract and isolate Stromal Vascular Fraction (SVF). SVF preparations contain significant numbers of cellular populations with therapeutic activity that would be relevant to aplastic anemia; namely:

a) mesenchymal stem cells (MSC), which suppress pathological immune responses and accelerate hematopoiesis (the formation and development of blood cells);

b) endothelial cells, which assist in repairing damaged bone marrow and stimulate hematopoiesis; and

c) T regulatory cells, which possess anti-inflammatory properties.

The Company believes that the isolated SVF will generate growth factors with the ability to repair damaged hematopoietic stem cells. Hematopoietic stem cells are immature cells that can develop into all types of blood cells, including white blood cells, red blood cells, and platelets. Hematopoietic stem cells are found in the peripheral blood and the bone marrow.

In practice, the physician is shipped a kit, which is used to collect adipose tissue. The tissue is sent to a processing facility, and a standardized cellular product is delivered in a ready-to-use manner for administration into the patient intravenously.

On February 5, 2013 Regen filed an Investigational New Drug (IND) application with the United States Food and Drug Administration to initiate a clinical trial In this study we will seek to determine the safety and potential efficacy of intravenously administered autologous SVF cells in 10 patients with severe aplastic anemia that is resistant to immune suppressive therapy.

Also in early stage development by the Company are HemaXellerate II and DCell Vax.

Unlike HemaXellarate which utilizes the patient’s own fat tissue to harvest the cells needed to repair damaged bone marrow and stimulate production of blood cells HemaXellarate II utilizes third party placental tissue to harvest these cells.

DCell Vax is intended to be a therapy whereby dendritic cells of the cancer patient are harvested from the body , treated with plasmid DNA that has the ability to block the dendritic cell from expressing indoleamine 2,3-dioxygenase (“IDO”) and subsequently reimplanted in the cancer patient. A plasmid is a small DNA molecule that is physically separate from, and can replicate independently of, chromosomal DNA within a cell.

Dendritic cells assist a part of the immune system known as the adaptive immune system by identify cancer cells as foreign and presenting this information to other immune cells called T lymphocytes (‘T cells”) enabling the T-cells learn to recognize the tumour as a foreign invader and respond more strongly to destroy it. IDO is an enzyme that is believed to suppress the body’s immune response to the cancer cells by suppressing T Cells as well as halting the dendritic cell from activating T cells. The dendritic cells that are treated with the IDO-blocking plasmid become resistant to the influence of cancer cells which cause the dendritic cell to express IDO.

The therapeutic concept behind the HemaXellerate products derives from intellectual property licensed to the Company by Oregon Health & Science University (US patent No. 6,821,513 “Method for enhancing hematopoiesis” issued Nov. 23, 2004) pursuant to an agreement entered into by the parties on June 5, 2013. This agreement was terminated by mutual consent on August 8, 2013 due to the fact that US patent No. 6,821,513 had expired due to nonpayment of the required maintenance fees by Oregon Health & Science University. The Company has been informed by its counsel and believes that the expiration of US patent No. 6,821,513 signifies that no party can be sued for future infringement based on the patent. Thus the Company is free to practice the claimed methods recited in the expired patent in the future without being liable for patent infringement based on the patent.

Regen has filed applications for patent protection with respect to internally developed intellectual property covering the HemaXellaerate products in development (61/648898 - Acceleration of Hematopoietic Reconstitution by Placental Endothelial and Endothelial Progenitor Cells and 61/670791 - Treatment of Hematopoietic Disorders, covering placenta and fat tissue as sources of endothelial cells for therapy).

The therapeutic concept behind DCell Vax is derived primarily from

(a)	intellectual property acquired from Dr. Wei Ping Min on May 1, 2013
(b)	Intellectual property licensed to the Company by Benitec Australia Limited on August 5, 2013

We generated net losses of $404,363 during the period from April 24, 2012(inception) through June 30, 2013. This condition raises substantial doubt about our ability to continue as a going concern. Our continuation as a going concern is dependent on our ability to meet our obligations, to obtain additional financing as may be required and ultimately to attain profitability. Our auditor's report dated September 19, 2013 expressed substantial doubt about our ability to continue as a going concern.

At June 30, 2013
Selected Balance Sheet Information:	unaudited

Cash	$3,653
Current assets	3,653
Total assets	$3,653

Current liabilities	$0
Total liabilities	0
Total stockholders' equity (deficit)	$3,653

As of June 30, 2013  we had $3,653  cash on hand and current liabilities of $0.

We feel we will not be able to satisfy its cash requirements over the next twelve months and shall be required to seek additional financing.

We currently plan to raise additional funds primarily by offering securities for cash and applying for grants .

From the period beginning July 1, 2013 and ending September 23, 2013 the Company’s activities have been primarily focused upon

(a) the development of protocols for pre-clinical research required to be undertaken with regard to the HemaXellerate I product in development in response to the US Food and Drug Administration’s comments on the Company’s submitted IND

(b) the development of preclinical research to be undertaken with regard to the development of dCell Vax

The following actions are required to be undertaken by the Company in order to address comments made by the US Food and Drug Administration with regards to the IND filed by the Company for HemaXellerate I

a) demonstration of safety in an immune deficient model by intravenous administration bracketing the per kilogram dose proposed in the clinical study;

b) augmentation of existing efficacy data by including details of blood cell responses after treatment.

Pursuant to a Service Agreement entered into by and between the Company and Dr. Wei-Ping Min , on Sept 24, 2013 the Company began experiments required to be undertaken in order to address the FDA’s comment concerning efficacy. Studies required to be undertaken in order to address the FDA’s comments concerning safety are anticipated to begin in December 2013. It is estimated by the Company that completion of efficacy studies will require 3 months, and the safety studies will be completed in 2 months. It is estimated by the Company that appropriate review of the data by the FDA will take 30 days. Based on these assumptions, during the six months ending March 31, 2014 the Company anticipates completion of all actions required to be undertaken with regards to addressing comments made by the US Food and Drug Administration with regards to the IND filed by the Company for HemaXellerate I. The Company also anticipates commencement of the Phase I clinical trial for HemaXellerate I anticipated to begin July 2014. The Company intends, upon satisfaction of all comments, to seek Orphan Drug Designation under the Orphan Drug Act of 1983 from the US Food and Drug Administration for HemaXellerate I. During the six months ended March 31, 2014 the Company also anticipates completion of preclinical testing with regards to dCell Vax as well as submission of an IND to the FDA with regards to dCell Vax.

The Company has historically met its cash needs primarily through capital contributions made by BMSN and anticipates continuing to do so for the period beginning July 1, 2013 and ending March 31, 2014. The Company also plans to meet cash needs through applying for governmental and non governmental grants as well as selling its securities for cash. Management has yet to decide what type of offering the Company will use or how much capital the Company will raise. There is no guarantee that the Company will be able to raise any capital through any type of offerings. Management can give no assurance that any governmental or non governmental grant will be obtained by the Company despite the Company’s best efforts.

The Company anticipates hiring a Chief Financial Officer and a Project Coordinator as well as retaining the services of Contract Research Organizations (CROs) during the period beginning July 1, 2013 and ending March 31 , 2014. The utilization of CROs is intended to provide significant savings with regard to equipment expenditures and long term fixed research / development overhead. As such, the Company does not currently anticipate material acquisition of plant and equipment to be undertaken over the period beginning July 1, 2013 and ending March 31 , 2014

The foregoing statements that are not historical facts, including statements about Regen’s plans, beliefs or expectations, are forward-looking statements. These statements are based on plans, estimates and projections at the time Regen made the original statement, and you should not place undue reliance on them as these plans, estimates and projections may be subject to change . Forward-looking statements involve inherent risks and uncertainties and Regan cautions you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement.

4. The following disclosure has been revised to the About Us section of the Prospectus Summary:

The therapeutic concept behind DCell Vax is derived primarily from

(a)	intellectual property acquired from Dr. Wei Ping Min on May 1, 2013
(b)	Intellectual property licensed to the Company by Benitec Australia Limited on August 5, 2013

5. The following disclosure has been revised to the About Us section of the Prospectus Summary:

The therapeutic concept behind DCell Vax is derived primarily from

(a)	intellectual property acquired from Dr. Wei Ping Min on May 1, 2013
(b)	Intellectual property licensed to the Company by Benitec Australia Limited on August 5, 2013

6. The following disclosure has been added:

The following actions are required to be undertaken by the Company in order to address comments made by the US Food and Drug Administration with regards to the IND filed by the Company for HemaXellerate I

a) demonstration of safety in an immune deficient model by intravenous administration bracketing the per kilogram dose proposed in the clinical study;

b) augmentation of existing efficacy data by including details of blood cell responses after treatment.

Pursuant to a Service Agreement entered into by and between the Company and Dr. Wei-Ping Min , on Sept 24, 2013 the Company began experiments required to be undertaken in order to address the FDA’s comment concerning efficacy. Studies required to be undertaken in order to address the FDA’s comments concerning safety are anticipated to begin in December 2013. It is estimated by the Company that completion of efficacy studies will require 3 months, and the safety studies will be completed in 2 months. It is estimated by the Company that appropriate review of the data by the FDA will take 30 days. Based on these assumptions, during the six months ending March 31, 2014 the Company anticipates completion of all actions required to be undertaken with regards to addressing comments made by the US Food and Drug Administration with regards to the IND filed by the Company for HemaXellerate I. The Company also anticipates commencement of the Phase I clinical trial for HemaXellerate I anticipated to begin July 2014.

7. The following Risk Factors have been added:

THERE IS SUBSTANTIAL DOUBT ABOUT THE COMPANY’S PARENT’S ABILITY TO CONTINUE AS A GOING CONCERN.

Our parent company , BMSN, has no revenues and generated net losses of $ 16,251,671 (excluding $663,649 of Equity in Net Losses of Entest Biomedical, Inc. recognized) during the period from August 2, 2005 (inception) through June 30, 2013. This condition raises substantial doubt about BMSN’s ability to continue as a going concern.

THE COMPANY DOES NOT CURRENTLY OWN OR OPERATE ANY LABORATORY OR MANUFACTURING FACILITIES, THE COMPANY CAN PROVIDE NO ASSURANCE THAT THE USAGE OF SUCH FACILITIES CAN BE OBTAINED ON TERMS FAVORABLE TO THE COMPANY

The Company does not currently own or operate any laboratory or manufacturing facilities. As a result, we may outsource certain functions, tests and services to Contract Research Organizations (“CROs”) , medical institutions and collaborators as well as outsourcing manufacturing to collaborators and/or contract manufacturers. We may also engage a CRO to run all aspects of a clinical trial on our behalf. There is no assurance that such individuals or organizations will be able to provide the functions, tests, or services as agreed upon or in a quality fashion or on terms favorable to the Company. Any failure to do so could cause us to suffer significant delays in the development of our products.

FUTURE ISSUANCE OF SECURITIES MAY HAVE A DILUTING FACTOR ON EXISTING AND FUTURE SHAREHOLDERS.

The Company plans to meet cash needs through applying for governmental and non governmental grants as well as selling its securities for cash. The issuance of any additional shares of common stock or convertible securities in a subsequent offering could be substantially dilutive to stockholders of our common stock. Dilution is the difference between what you pay for your stock and the net tangible book value per share immediately after the additional shares are sold by us. Holders of our shares of common stock have no preemptive rights as a matter of law that entitle them to purchase their pro-rata share of any offering or shares of any class or series. The market price of our common stock could decline as a result of additional sales of shares of our common stock or the perception that such sales could occur.

WE ARE RELIANT ON BENITEC AUSTRALIA LIMITED AND THE COMMONWEALTH SCIENTIFIC AND INDUSTRIAL RESEARCH ORGANISATION (“CSIRO”) OF AUSTRALIA WITH REGARD TO THE PROSECUTION OF RIGHTS TO PATENTS, PATENT APPLICATIONS, KNOW-HOW AND OTHER INTELLECTUAL PROPERTY RELATING TO RNA INTERFERENCE TO WHICH WE HAVE BEEN GRANTED AN EXCLUSIVE WORLDWIDE RIGHT AND LICENSE TO DEVELOP AND COMMERCIALIZ (“BENITEC LICENSE”).

Pursuant to the agreement between the Company and Benitec Australia Limited for the grant of the Benitec License; Benitec Australia Limited ( or CSIRO to the extent applicable and permissible under an exclusive license by and between Benitec Australia Limited and CSIRO), shall have the right and the obligation to prosecute all Patents included within the Benitec License at its cost and expense. Regen BioPharma may not commence suit under any patents licensed or any patents which issue on the applications licensed without seeking and obtaining the prior written consent of Benitec Australia Limited or CSIRO, as the case may be. CSIRO has sole responsibility and control of legal action of any of that patents licensed to the Company under the Benitec License which have been licensed to Benitec Australia Limited by CSIRO. If Benitec Australia Limited or CSIRO fail to adequately maintain, prosecute or protect these intellectual property rights our business and prospects could suffer substantial harm.

8. The Risk factor has been revised to read as follows:

WE WILL NEED TO RAISE ADDITIONAL CAPITAL TO CARRY OUT OUR BUSINESS PLAN.

To date, the Company’s operations have not generated cash flow sufficient to fund our capital requirements and there can be no assurance given that the Company’s operations will do so in the future. To date, the Company has generated no cash flow from operations and there can be no assurance given that the Company’s operations will do so in the future. As of November 14, 2013 the Company has cash of $253,695 which the Company believes will not be sufficient to satisfy its cash requirements over the next twelve months . There is no guarantee that we will be able to access additional capital at rates and on terms which are attractive to us, if at all.  Without the additional funding needed to fund our growth we may not be able to grow as planned.

9. We have revised the Risk factor to read as follows:

WE RELY ON HIGHLY SKILLED PERSONNEL AND, IF WE ARE UNABLE TO RETAIN OR MOTIVATE KEY PERSONNEL, HIRE QUALIFIED PERSONNEL, WE MAY NOT BE ABLE TO GROW EFFECTIVELY.

Our performance largely depends on the talents and efforts of highly skilled individuals.  Among employees of the Company these individuals include Thomas E. Ichim, PhD, a director and Chief Scientific Officer and Director of Research. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization, particularly sales and marketing.  Competition in our industry for qualified employees is intense.  In addition, our compensation arrangements may not always be successful in attracting new employees and retaining and motivating our existing employees.  Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

10. The sentence:

Mr. Koos is not party to an employment agreement with us.

Has been added to the Risk factor.

11. The following Risk Factors have been added to the S-1:

NO APPROVAL HAS BEEN GRANTED BY THE FDA FOR THE MARKETING AND SALE OF HEMAXELLERATE II

Regen will be required to obtain approval from the US Food and Drug Administration (FDA) in order to market HemaXellerate II. No approval has been granted by the FDA for the marketing and sale of HemaXellerate II.

NO APPROVAL HAS BEEN GRANTED BY THE FDA FOR THE MARKETING AND SALE OF DCELL VAX

Regen will be required to obtain approval from the US Food and Drug Administration (FDA) in order to market DCell Vax. No approval has been granted by the FDA for the marketing and sale of DCell Vax.

12. The disclosure has been corrected to read as follows:

David R. Koos is the sole executive officer and director of BMSN and the sole executive officer of the Company.

On page 49 Mr. Ichim is identified as a director, Chief Scientific Officer and Director of Research. According to 17 CFR 240.3b-7 the term executive officer, when used with reference to a registrant, means its president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant.

The Company does not consider Mr. Ichim’s duties to include a policy making function nor is Mr. Ichim a vice president in charge of a principal business unit, division or function. As such the Company defines Mr. Ichim as a director ( which he is) but not an executive officer.

13.

The sentence :

We intend to engage primarily in the development of regenerative medical applications which we intend to license from other entities up to the point of successful completion of Phase I and or Phase II clinical trials after which we would either attempt to sell or license those developed applications or, alternatively, advance the application further to Phase III clinical trials.

Has been amended to read as follows:

We intend to engage primarily in the development of regenerative medical applications which we intend to license from other entities up to the point of successful completion of Phase I and or Phase II clinical trials after which we would either attempt to sell or license those developed applications or, alternatively, advance the application further to Phase III clinical trials.

The primary factor to be considered by us in arriving at a decision to advance an application further to Phase III clinical trials would be a greater than anticipated indication of efficacy seen in Phase I trials.

Clinical trials involving new drugs and biologics are commonly classified into three phases. Each phase of the drug approval process is treated as a separate clinical trial and the drug-development process usually advances through all phases over many years. Each phase exposes greater number of subjects to the drug and each phase builds on existing safety and efficacy information. Phase 1 trials are designed to assess the safety and tolerability of a drug or biologic. Phase II trials are designed to assess how well the drug or biologic works, as well as to continue Phase I safety assessments in a larger group of volunteers and patients. Phase III trials are aimed at being the definitive assessment of how effective the drug or biologic is, in comparison with current treatment and to provide an adequate basis for physician labeling. If the drug or biologic successfully passes through Phases I, II, and III, it will usually be approved by the national regulatory authority for use in the general population.

14. The Company believes that the disclosure provided adequately summarizes the material terms of the agreement ( for instance the Agreement with Benitec comprises approximately 22 pages) while disclosing all material terms and conditions to the reader. The following disclosures have been added with regards to aggregate amounts paid to date( in italics).

Regarding Benitec:

“(1) a one-time, non-refundable, upfront payment of twenty five thousand US dollars ($25,000) as a license initiation fee on the execution date of the Agreement. On August 30, 2013 BMSN issued 8,512,088 of its common shares to Benitec in satisfaction of this obligation on behalf of the Company.”

Regarding Min:

“On August 9, 2013 BMSN issued to Min 100,000 of its Preferred Shares pursuant to the Agreement.”

15. The following information has been added :

In the opinion of the Company, the following studies demonstrate that the composition of cells in HemaXellerate I have been demonstrated to repair damaged bone marrow and stimulate production of blood cells .

Laboratory Experiments
Experiment	Location Conducted	Dates Conducted	Number of Animals/Runs	Preclinical Data
Demonstration that endothelial cells stimulate hematopoiesis after bone marrow damage	Dr. William Fleming, Oregon Health Sciences University	2008-2009	37 C57/B6 mice exposed to lethal irradiation and treated with increasing numbers of endothelial cells	Demonstration of radioprotection by endothelial cells, associated with augmentation of hematopoiesis. Data in patent and also part published in Lei et al. Stem Cell Res. 4(1): 17–24
Optimization of Human SVF Isolation and Characterization	Dr. Erik Woods, Cook General Biotechnology	June 2012- August 2012	5 human samples of fat processed under various conditions to optimize content of endothelial cells	Protocol developed for optimal content of endothelial cells from human fat, as detected by flow cytometry
Development of irradiation model of myeloablation in immune compromised mice	Dr. Sophia Khaldoyanidi Torrey Pines Institute for Molecular Studies	Aug-Nov 2012	50 C57/B6 and SCID mice treated with various doses of irradiation and administered bone marrow cells as a source of endothelial cells	Development of a model of bone marrow failure, practical issues learned about bone marrow as a source of endothelial cells, decision to focus on use of adipose tissue as source instead of bone marrow
Human HemaXellerate Efficacy in Mouse Model	Dr. Wei-Ping Min, University of Western Ontario	Jan-April 2013	40 mice treated bone marrow toxin, followed by administration of 3 doses of HemaXellerate or control	Dose dependent demonstration of accelerated hematopoiesis after administration of HemaXellerate

16. the following disclosure has been added:

Preclinical studies conducted by the Company consist of the following:

1.	Development of HemaXellerate product. Studies were conducted together with Cook Biotechnology for the establishment of protocols for manufacturing a consistent cellular product based on enzymatic digestion of patient fat tissue, centrifugation, and washing steps.
2.	Development of Animal model. Sophia Khaldoyanidi, M.D., Ph.D at the Torrey Pines Institute for Molecular Medicine to established the animal model for aplastic anemia and assessed feasibility of endothelial stem cell stimulation of blood cell production.
3.	Preclinical Demonstration of Efficacy. Data was generated using the model developed from work with Dr. Khaldoyanidi to demonstrate a dose dependent effect of HemaXellerate I on stimulation of new blood cell formation. The study demonstrated accelerated reconstitution of white blood cells production after administration of 5-FU ( a chemical that kills bone marrow stem cells) after HemaXellerate therapy which in the opinion of the Company demonstrates efficacy of HemaXellerate and the cellar components of SVF

17. The following disclosure has been added:

References showing that endothelial cells and endothelial progenitor cells, which comprise 16% of SVF (Zimmerlin et al. Cytometry Part A 77A: 22:30, 2010) produce growth factors that stimulate blood cell production from bone marrow support the Company’s position that isolated SVF will generate growth factors with the ability to repair damaged hematopoietic stem cells.

The sentence:

The Company believes that this application of HemaXellerate qualifies for Orphan designation under the Orphan Drug Act, and intends to apply to the FDA for Orphan designation for HemaXellerate.

Has been revised to read as follows:

The Company believes that this application of HemaXellerate qualifies for Orphan designation under the Orphan Drug Act due to the fact that aplastic anemia is a rare disease with prevalence in the United States of less than 200,000 and intends to apply to the FDA for Orphan designation for HemaXellerate.

The Company intends to apply to the FDA for Orphan designation for HemaXellerate upon satisfaction of all outstanding comments submitted to the Company by the FDA with regards to the IND. This disclosure is currently in the original document on page 5.

The Company intends, upon satisfaction of all comments, to seek Orphan Drug Designation under the Orphan Drug Act of 1983 from the US Food and Drug Administration for HemaXellerate I.

18. The sentence has been revised to read as follows:

The sponsor of the product would also be entitled to a United States federal tax credit equal to 50% of clinical investigation expenses as well as exemptions from certain fees.

19. There is no minimum number of hours per week required by members in order to serve on the Company’s Scientific Advisory Board. Members lend their expertise on an as needed mutually agreed upon basis.

20. The Section titled “Need for any government approval of principal products or services, effect of existing or probable governmental regulations on the business” has been amended to read as follows:

Need for any government approval of principal products or services, effect of existing or probable governmental regulations on the business

The US Food and Drug Administration (“FDA”) and foreign regulatory authorities will regulate our proposed products as drugs or biologics, , depending upon such factors as the use to which the product will be put, the chemical composition, and the interaction of the product on the human body. In the United States, products that are intended to be introduced into the body will generally be regulated as drugs, while tissues and cells intended for transplant into the human body will be generally be regulated as biologics .

Our domestic human drug and biological products will be subject to rigorous FDA review and approval procedures. After testing in animals, an Investigational New Drug Application (“IND”) must be filed with the FDA to obtain authorization for human testing. Extensive clinical testing, which is generally done in three phases, must then be undertaken at a hospital or medical center to demonstrate optimal use, safety, and efficacy of each product in humans.

Phase I

Phase 1 trials are designed to assess the safety (pharmacovigilance), tolerability, pharmacokinetics, and pharmacodynamics of a drug. These trials are often conducted in an inpatient clinic, where the subject can be observed by full-time staff. The subject who receives the drug is usually observed until several half-lives of the drug have passed. Phase I trials normally include dose-ranging, also called dose escalation, studies so that the appropriate dose for therapeutic use can be found. The tested range of doses usually are a fraction of the dose that causes harm in animal testing and involve a small group of healthy volunteers. However, there are some circumstances when real patients are used, such as patients who have end-stage disease and lack other treatment options.

Phase II

Phase II trials are designed to assess how well the drug or biologic works, as well as to continue Phase I safety assessments in a larger group of volunteers and patients. Phase II trials are performed on larger groups.

Phase III

Phase III trials are aimed at being the definitive assessment of how effective the product is in comparison with current best standard treatment and to provide an adequate basis for physician labeling. Phase III trials may also be conducted for the purposes of (i) "label expansion" (to show the product works for additional types of patients/diseases beyond the original use for which the drug was approved for marketing or (ii) to obtain additional safety data, or to support marketing claims for the product.

On occasion Phase IV ( Post Approval) trials may be required by the FDA. Phase IV trials involve the safety surveillance (pharmacovigilance) and ongoing technical support of a drug after it receives permission to be sold.The safety surveillance is designed to detect any rare or long-term adverse effects over a much larger patient population and longer time period than was possible during the Phase I-III clinical trials.

All phases, must be undertaken at a hospital or medical center to demonstrate optimal use, safety, and efficacy of each product in humans. Each clinical study is conducted under the auspices of an independent Institutional Review Board (“IRB”). The IRB will consider, among other things, ethical factors, the safety of human subjects, and the possible liability of the institution. The time and expense required to perform this clinical testing can far exceed the time and expense of the research and development initially required to create the product. No action can be taken to market any therapeutic product in the United States until an appropriate New Drug Application (“NDA”) or Biologic License Application (“BLA”) or has been approved by the FDA. FDA regulations also restrict the export of therapeutic products for clinical use prior to NDA or BLA approval.

Even after initial FDA approval has been obtained, further studies may be required to provide additional data on safety or to gain approval for the use of a product as a treatment for clinical indications other than those initially targeted. In addition, use of these products during testing and after marketing could reveal side effects that could delay, impede, or prevent FDA marketing approval, resulting in FDA-ordered product recall, or in FDA-imposed limitations on permissible uses.

The FDA regulates the manufacturing process of pharmaceutical products, and human tissue and cell products, requiring that they be produced in compliance with Current Good Manufacturing Practices (“cGMP”) . The FDA also regulates the content of advertisements used to market pharmaceutical products. Generally, claims made in advertisements concerning the safety and efficacy of a product, or any advantages of a product over another product, must be supported by clinical data filed as part of an NDA or an amendment to an NDA, and statements regarding the use of a product must be consistent with the FDA approved labeling and dosage information for that product.

Sales of drugs and biologics outside the United States are subject to foreign regulatory requirements that vary widely from country to country. Even if FDA approval has been obtained, approval of a product by comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing the product in those countries. The time required to obtain such approval may be longer or shorter than that required for FDA approval.

21. A corrected Audit Report has been included in the amended S-1.

22. The following disclosure has been added:

As of November 14, 2013 The Company has identified the National Heart Lung and Blood Institute Clinical Trial Pilot Studies (R34) grant which provides up to $450,000 in funding over a period of three years as well as the Omnibus Solicitation of the NIH for Small Business Technology Transfer Grant Applications administered by the Small Business Innovation Research (SBIR) program of the National Institute of Health as grants for which the Company intends to apply

23. The following disclosure has been added:

No Director of the Company is compensated for serving as a director.

24. Mr. Ichim is not obligated to devote any specific number of hours to the Company. The Employment contract by and between the Company and Mr. Ichim requires Mr. Ichim to “devote such amount of his business time, attention and efforts to the affairs of the Company within the scope of his employment as is necessary for the proper rendition of such service” and Mr. Ichim is compensated with a monthly set salary. . As such, hours worked are not “tracked”

25.

A disclosure that the aggregate grant date fair value was computed in accordance with FASB Topic 718 has been added to the document.

26.

The following has been added :

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END SEPTEMBER 30, 2012
OPTION AWARDS						STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Shares or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Shares or Other Rights That Have Not Vested (#)
David R. Koos	0	0	0	0	n/a	0	0	0	0
J. Christopher Mizer	0	0	0	0	n/a	8,000,000	$20,000	0	0
Thomas Ichim	0	0	0	0	n/a	9,000,000	$22,500	0	0

All shares are common shares of BMSN

J. Christopher Mizer

Pursuant to that employment agreement entered into by and between J. Christopher Mizer and BMSN, 8,000,000 unvested shares held by J. Christopher Mizer as of September 30 , 2012 were to vest according to the following schedule:

1,000,000 shares shall vest on October 15, 2012

1,000,000 shares shall vest on November 15, 2012

Transfer Restrictions shall no longer apply to 6,000,000 of the shares (“Milestone Shares”) upon the achievement of the following events (“Milestones”) during the course of the Mr. Mizer’s employment with BMSN

1. Upon the addition to the Scientific Advisory Board of BMSN or any subsidiary of BMSN of five Researchers approved by the CEO of BMSN to act as members of Scientific Advisory Board of BMSN or any subsidiary of BMSN, prior to December 31, 2012, Transfer Restrictions shall no longer apply to 1,000,000 Milestone Shares

2. Upon the identification of five separate intellectual properties (“IPs”), prior to May 4, 2013, which are, in the sole discretion of the CEO of BMSN, deemed to be suitable IPs for BMSN or any subsidiary of BMSN to consider licensing for commercial use Transfer Restrictions shall no longer apply to 1,000,000 Milestone Shares.

3. Upon execution, prior to May 4, 2013, of binding agreements whereby BMSN or any of its subsidiaries have secured commercial licensing rights to all of the IPs listed above prior to May 4, 2013 Transfer Restrictions shall no longer apply to 1,000,000 Milestone Shares.

4. Upon retention by BMSN or any of its subsidiaries , prior to May 4, 2013, of both of appropriate researchers and an appropriate Contract Research Organization , the purpose of such retention being the commencement of clinical trials and the preparation of an Investigational New Drug Application pursuant to applicable law, Transfer Restrictions shall no longer apply to 1,000,000 Milestone Shares.

5. Upon commencement, prior to December 31, 2013, of a “Phase I” clinical trial by BMSN or any subsidiary of BMSN, to be performed in connection with an Investigational New Drug Application submitted by BMSN and in accordance with applicable law, Transfer Restrictions shall no longer apply to 2,000,000 Milestone Shares.

On May 29, 2013 BMSN issued to J. Christopher Mizer 26, 045,795 shares of BMSN’s Common Stock and agreed to the immediate vesting of 6,000,000 shares of BMSN’s common stock previously issued to J. Christopher Mizer as a Restricted Stock Award in satisfaction of $ 116,452 of accrued but unpaid salary due to J. Christopher Mizer .

Thomas Ichim

Pursuant to that employment agreement entered into by and between Thomas Ichim and BMSN, 9,000,000 unvested shares held by J. Christopher Mizer as of September 30 , 2012 were to vest according to the following schedule:

1,000,000 shares shall vest on October 5, 2012

1,000,000 shares shall vest on November 5, 2012

1,000,000 shares shall vest on December 5, 2012

Transfer Restrictions shall no longer apply to 6,000,000 of the Signing Shares (“Milestone Shares”) upon the achievement of the following events (“Milestones”) during the course of the Mr. Ichim’s employment

1. Upon the addition to the Scientific Advisory Board of BMSN or any subsidiary of BMSN of five Researchers approved by the CEO of BMSN to act as members of Scientific Advisory Board of BMSN or any subsidiary of BMSN, prior to December 31, 2012, Transfer Restrictions shall no longer apply to 1,000,000 Milestone Shares

2. Upon the identification of five separate intellectual properties (“IPs”), prior to May 4, 2013, which are, in the sole discretion of the CEO of BMSN, deemed to be suitable IPs for BMSN or any subsidiary of BMSN to consider licensing for commercial use Transfer Restrictions shall no longer apply to 1,000,000 Milestone Shares.

3. Upon execution, prior to May 4, 2013, of binding agreements whereby BMSN or any of its subsidiaries have secured commercial licensing rights to all of the IPs listed above prior to May 4, 2013 Transfer Restrictions shall no longer apply to 1,000,000 Milestone Shares.

4. Upon retention by BMSN or any of its subsidiaries , prior to May 4, 2013, of both of appropriate researchers and an appropriate Contract Research Organization , the purpose of such retention being the commencement of clinical trials and the preparation of an Investigational New Drug Application pursuant to applicable law, Transfer Restrictions shall no longer apply to 1,000,000 Milestone Shares.

5. Upon commencement, prior to December 31, 2013, of a “Phase I” clinical trial by BMSN or any subsidiary of BMSN, to be performed in connection with an Investigational New Drug Application submitted by BMSN and in accordance with applicable law, Transfer Restrictions shall no longer apply to 2,000,000 Milestone Shares.

On June 20, 2013 Thomas Ichim consented to the cancellation of 6,000,000 unvested common shares of BMSN issued to him as a Restricted Stock Award resulting in the cancellation by BMSN of those 6,000,000 shares.

27.

The grant date fair value of the BMSN shares is disclosed in the first table . See footnote (b) yellow highlighting.

and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Restricted Stock Awards ($)(a)(b)	Option Awards ($)	Non Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

David Koos Chairman, and CEO	From April 24, 2012 to September 30, 2012	$0	0	0	0	0	0	0	0	$0

Thomas Ichim Chief Scientific Officer and Director of Research	From April 24, 2012 to September 30, 2012	$35,161			$48,000

J Christopher Mizer, President (President until May 29,2013)	From April 24, 2012 to September 30, 2012	$48,710			$86,400

For the period from inception (April 24, 2012) to September 30, 2012

	Restricted Stock awards
Name	Numbers of shares acquired on vesting (#)(a)
J. Christopher Mizer	4,000,000 Commonshares of BMSN	$28,800
Thomas Ichim	3,000,000 Commonshares of BMSN	$12,000

(a)	All Restricted Stock Awards represented in the Summary Compensation tables represent common stock of BMSN.

(b)	Represents fair Market value of the entire restricted stock award as of the date of the grant

28. Mr Ichim does not hold shares in the Company. Mr. Ichim has been paid in shares of the Company’s parent .

29. The Exhibit Index has been revised accordingly.

30. Recently signed consent is included.

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities Act of 1933 . If, at any time, you have any further questions, please let us know.

Sincerely,

/s/ David R. Koos

David R. Koos,

Chairman & CEO